Suite 1210 - 777 Hornby Street Vancouver, BC V6Z 1S4 CANADA Telephone: (604) 689-1022 Facsimile: (604) 681-4760	CORPORATE AND SECURITIES LAWYERS

Reply Attention of	Konrad Malik
Direct Tel.	604-648-1671
Mail Address	kmalik@wlmlaw.ca
Our File No.	1028-1

September 3, 2010

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:         Lilyanna L. Peyser

Dear Sirs:

Re:	Pristine Solutions Inc. ("the Company")
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-166487
Filed July 21, 2010

We are the solicitors for the Company. We refer to your letter of July 28, 2010 addressed to the Company with your comments on the Company's Registration Statement on Form S-1, filed July 21, 2010. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form S-1 Registration Statement filed July 21, 2010

Cover Page

1.	It appears that you inadvertently labelled the second footnote to the filing fee table as footnote (1). Please revise or advise.

Response: The Company has removed the second footnote to the filing table.

Description of Securities to be Registered, page 22

2.

We note your response to comment 15 in our letter dated June 1, 2010. However, your statement that "[t]here are currently no differences in the rights or restrictions attached to [y]our two classes of stock" remains unclear given that there are no shares of preferred stock issued or outstanding and the preferred stock, therefore, does not have any rights or restrictions attached to it. Please delete this sentence or revise it to clarify that this is because your Board of Directors has not designated any rights or restrictions to your preferred stock because none is contemplated for issuance at this time.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Response: The Company has deleted the following sentence from this section of the Form S-1/A filed concurrently with this response:

“There are currently no differences in the rights or restrictions attached to our two classes of stock.”

Description of Business, page 23

Competition, page 28

3.

We note your revised disclosure in response to comment 19 in our letter dated June 1, 2010. Please further revise your disclosure to address any cost-related competitive advantages and/or disadvantages related to your products.

Response: The Company has added the following disclosure to the referenced section in the Form S-1/A filed concurrently with this response:

“We believe that our products have cost related competitive advantages over other products in the marketplace due to lower cost of acquisition and more efficient usage of energy. A conventional hot water tanks cost approximately $500 to $1,000 depending on size and features while our products will be significantly less expensive. Additionally, given the on demand nature of our tankless water heaters, we believe that our customers will also be able to use energy more efficiently as the customers will not have to constantly heat water which they are not using as with conventional hot water heaters. We may also face cost-related a competitive disadvantage since our products have to be shipped from China whereas many of our competitors have North American produced products which result in decreased transportation costs to the Caribbean. We believe that this disadvantage will be offset by the lower purchase cost of our units as manufacturing costs in China are generally lower than North America, but cannot be certain until we begin ordering large shipments of our products from Zhongshang. ”

Management's Discussion and Analysis of Financial Position and Results of Operations, page 33

4.

We have reviewed your response and revised disclosures related to comment 22 in our letter dated June 1, 2010, noting that you have already acquired 52 tankless water heaters. Considering you have acquired these water heaters subsequent to your latest balance sheet date, please tell us and disclose the total purchase cost and quantify the balance already paid in cash and/or still outstanding with a view to understanding what your current and future obligations are with respect to these purchases and how you intend to cover these costs. Please also state whether you have customers lined up to purchase these units.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

P a g e | 3	CORPORATE AND SECURITIES LAWYERS

Response: The Company has added the following disclosure to the Form S-1/A filed concurrently with this response:

“In May of 2010 we acquired and paid for 52 tankless water heaters from Zhongshan for a total cost of $2,184 which we have paid in full. We do not anticipate that these units will be sold in a retail setting. Instead, they will be used for sampling, testing and display by our anticipated distributors.”

5.

We note your revised disclosure in response to comment 24 in our letter dated June 1, 2010. Please expand your disclosure to provide more detail regarding the implementation your business plan, including a more specific time-table for pursuing each portion of the business plan, a more precise indication of the manner in which you will prioritize the undertaking of each portion of the business plan, and additional detail regarding the actions that you will take in order to achieve each portion of the business plan.

Response: The Company has added the following disclosure to the Form S-1/A filed concurrently with this response:

“If we are able to raise the required funds to fully implement our business plan, we plan to implement the below business actions in the order provided below. If we are not able to raise all required funds, we will prioritize our corporate activities as chronologically laid out below because the activity which needs to be undertaken in the initial months is prerequisite for future operations. We anticipate that the implementation of our business will occur as follows:

September 2010 to January 2011

•	Testing of the 52 units acquired from Zhongshan by us and potential distributors
•	Design a website
•	Design marketing materials
•	Market products to large retailers and distributors
•	Complete certain asset purchases such as delivery vehicles

February 2011 to August 2011

•	If initial testing is successful, order additional units from Zhongshan
•	Review opportunities for establishment of retail locations
•	Attend trade shows
•	Market products to hotels and resorts
•	Hire personnel to market our products

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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•	Purchase additional assets such as additional delivery vehicles

Item 16, Exhibits, page 44

6.	Please revise to include the referenced footnote (1) to the exhibit index.

Response: The Company has added footnote (1) to the exhibit index in the Form S-1/A filed concurrently with this response.

Exhibit 5.1

7.

We note your response to comment 31 in our letter dated June 1, 2010. Please revise each of the last two sentences of the opinion to delete the references to "the rules and regulations of the SEC issued thereunder." In addition, please revise the last sentence of the opinion to delete the reference to "Item 509 of Regulation S-K."

Response: The Company has included a revised opinion from counsel in the Form S-1/A filed concurrently with this response.

Yours truly,
W.L. MACDONALD LAW CORPORATION

Per:   /s/ Konrad Malik

Konrad Malik

KM/ea

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.